Natcore, Denzo to Double Scope of Queensland Solar Farm

Partnership will add Denikon, Italian solar energy company

ROCHESTER, N.Y., March 2, 2017 /CNW/ - Natcore Technology (TSX-V: NXT; OTCQB: NTCXF), in partnership with Denzo Group Australia, has increased the size of a solar project planned for Bundaberg, Australia. Bundaberg is in the Wide Bay Burnett Region of Queensland.

Originally announced as a 30 MW solar farm on a 90-hectare site, the project will now be a 58 MW farm on a 188-hectare site, and will have land set aside for a proof-of-concept battery storage facility. Denzo has secured the land; has advanced negotiations with the Powerlink, the transmission owner; and has filed a pre-development application to the Bundaberg Regional Council, receipt of which has been acknowledged.

Denzo has a pipeline of 200 megawatts of large-scale solar projects in progress in the east coast of Australia, Queensland and New South Wales. “Our intention is to use Natcore’s ‘Best of Breed’ innovation to produce a working example of the very latest solar generation technology, coupled with the best storage available to generate stable electricity at a realistic capital investment and a bankable ROI,” says Ken Mathews, Managing Director of Denzo.

Under its “Best of Breed” program, Natcore functions as a consultant or general contractor on the design and construction of solar cell/solar panel fabrication facilities and solar power farms. As part of this service, Natcore recommends a selection of manufacturing equipment to its clients. Clients would also gain exclusive access, on a geographical basis, to Natcore’s newest technologies, including black silicon, laser processing and rear contact technology as those technologies come on line.

To develop the Queensland project, Natcore and Denzo plan to form Clean Holdings Pty Ltd., a Special Purpose Vehicle in Australia.

“This project is moving along nicely,” says Natcore President and CEO Chuck Provini. “We’re mostly dealing with the private sector here, so there are precedents that help guide us from beginning to end, including predictable cost and pricing models.”

About Denzo Group Australia
Denzo was started in Australia in 1965 as a private company with auto service stations and retail tire outlets. In 1982, the company was converted to Denzo Pty Limited, as Trustee for the Mathews No. 1 Family Trust. The company is headquartered in Terrigal, NSW.

Denzo Pty Limited has operated in Australia, Singapore, Thailand, Indonesia, China, South Korea and the United States. The company has been involved in alternative fuels (LNG, solar), import (cars, yachts) and export, manufacturing (gas meters, automotive plastics), and retail sales.

About Natcore Technology
Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry.

Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 65 patents (31 granted, 34 pending), Natcore is on the leading edge of solar research. www.NatcoreSolar.com.

Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact: Chuck Provini

          585-286-9180

          Info@natcoresolar.com

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SOURCE Natcore Technology

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CNW 09:03e 02-MAR-17